Filed by Cooper Industries plc
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934
Subject Company: Cooper Industries plc; Eaton Corporation
Filer’s SEC File No.: 1-31330
Date: October 22, 2012

Eaton and Cooper Announcement under Irish Takeover Rules of Amendment of Transaction Agreement

CLEVELAND, OHIO and DUBLIN, IRELAND … As previously announced on May 21, 2012, Eaton Corporation (NYSE: ETN) and Cooper Industries plc (NYSE: CBE) entered into a transaction agreement by which Eaton will acquire Cooper through the formation of a new holding company incorporated in Ireland that will be renamed Eaton Corporation plc.  Eaton and Cooper announce that, in order to provide more clarity on specific steps to be taken in connection with the transaction, they have entered into an amendment (the “Amendment”) to the transaction agreement (as previously amended by an amendment dated June 22, 2012).

The Amendment makes no changes to the amount or timing of payment of the scheme consideration, the conditions to the consummation of the transaction or any other substantive provisions of the transaction agreement.

Eaton and Cooper each separately filed a Form 8-K on October 19, 2012 containing a description of the changes contained in the Amendment, and the Amendment.  A copy of the Eaton Form 8-K can be found at the following link:  http://www.sec.gov/Archives/edgar/data/31277/000119312512428861/0001193125-12-428861-index.htm.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information Has Been And Will Be Filed With The SEC

A registration statement on Form S-4 has been filed with the SEC, which includes the Joint Proxy Statement of Eaton and Cooper that also constitutes a Prospectus of Eaton Corporation plc(1). The registration statement was declared effective on September 7, 2012. Eaton and Cooper have sent to their respective shareholders (and to Cooper equity award holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction.  Investors and shareholders are urged to read the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully because they contain or will contain important information about Eaton, Cooper, Eaton Corporation plc, the transaction and related matters.  Investors and security holders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Corporation plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Corporation plc with the SEC by contacting Eaton Investor Relations at Eaton Corporation, 1111 Superior Avenue, Cleveland, Ohio 44114 or by calling (888) 328-6647, and may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4466, Houston, Texas 77210 or by calling (713) 209-8400.

(1) Currently named Eaton Corporation Limited but expected to be re-registered as Eaton Corporation plc prior to the consummation of the transaction.

Statement Required By The Takeover Rules

The directors of Eaton accept responsibility for the information contained in this communication, other than that relating to Cooper, its associates and the directors of Cooper and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Eaton (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Cooper accept responsibility for the information contained in this communication relating to Cooper, its associates and the directors of Cooper and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Cooper (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Persons interested in one percent or more of any relevant securities in Eaton or Cooper may from the date of this communication have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

About Eaton

Eaton is a diversified power management company with more than 100 years of experience providing energy-efficient solutions that help our customers effectively manage electrical, hydraulic and mechanical power. With 2011 revenues of $16.0 billion, Eaton is a global technology leader in electrical components, systems and services for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 73,000 employees and sells products to customers in more than 150 countries.

About Cooper

Cooper is a diversified global manufacturer of electrical components and tools, with 2011 revenues of $5.4 billion. Founded in 1833, Cooper’s sustained success is attributable to a constant focus on innovation and evolving business practices, while maintaining the highest ethical standards and meeting customer needs. Cooper has seven operating divisions with leading positions and world-class products and brands including Bussmann electrical and electronic fuses; Crouse-Hinds and CEAG explosion-proof electrical equipment; Halo and Metalux lighting fixtures; and Kyle and McGraw-Edison power systems products. With this broad range of products, Cooper is uniquely positioned for several long term growth trends including the global infrastructure build out, the need to improve the reliability and productivity of the electric grid, the demand for higher energy-efficient products and the need for improved electrical safety. In 2011, 62 percent of total sales were to customers in the industrial and utility end-markets and 40 percent of total sales were to customers outside the United States. Cooper has manufacturing facilities in 23 countries as of 2011.

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